Exhibit 2.01

Disclosure of Payment by Resource Extraction Issuers

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of this Item, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals.

TRX Gold’s (the “Company’s”) main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring, developing and operating gold properties in the United Republic of Tanzania (“Tanzania”). The Company’s primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by a Company subsidiary (TRX Gold Tanzania Limited) and 45% is owned by the State Mining Corporation (“STAMICO”), a Governmental agency of Tanzania.

The type and total amount of such payments by payment type listed in paragraph (d)(9)(iii) of this Item, for all projects made to each government.	Royalty - $3,363,713
Fees - $940,263
Taxes – $2,661,712
The total amounts of the payments, by payment type listed in paragraph (d)(9) (iii) of this Item.	$6,965,688 in total payments to the government agencies of The United Republic of Tanzania.
The currency used to make the payments;	All payments are remitted in Tanzanian Shilling, converted to USD at an exchange rate of 2,622 TZS:USD by using the average exchange rate of the reporting period.
The fiscal year in which the payments were made.	August 31, 2025